Exhibit 99.1

GFL Environmental Inc. Sets Date for Full Year 2024 Earnings Release and Announces 2025 Investor Day

VAUGHAN, ON, January 22, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it will release its fourth quarter and full year 2024 financial results and 2025 guidance after the market closes on February 24, 2025 and will host an investor conference call related to this release on February 25, 2025 at 8:30 am Eastern Time.

A live audio webcast of the conference call can be accessed by logging onto the Company's Investors page at investors.gflenv.com or by clicking here or listeners may access the call toll-free by dialing 1-833-950-0062 in Canada or 1-833-470-1428 in the United States (access code: 828450) approximately 15 minutes prior to the scheduled start time.

The Company encourages participants who will be dialing in to pre-register for the conference call using the following link: https://www.netroadshow.com/events/login?show=4b1bbc9e&confId=76241. Callers who pre-register will be given a conference access code and PIN to gain immediate access to the call and bypass the live operator on the day of the call.

2025 Investor Day

The Company also announced that it will host its 2025 Investor Day on Thursday, February 27, 2025, at the New York Stock Exchange in New York City. The event is scheduled to begin at 9:00 am Eastern Time and will showcase members of senior management who will discuss the Company’s growth strategies, capital allocation plan, sustainability initiatives and financial objectives, followed by a question and answer session.

The event is by invitation only and registration is required. Analysts and institutional investors interested in attending the event in person or virtually can register here. Following the event, a webcast recording with accompanying slides will be available at investors.gflenv.com.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 20,000 employees.

For more information:

Patrick Dovigi
+1 905-326-0101
pdovigi@gflenv.com